Exhibit 99.2

Team Stratasys,

As I shared in our last Town Hall, we have a mutual contract and commitment to each other as we grow our leading AM company, together.

Before I update you on our Board of Director’s most recent decision on Nano Dimension’s revised, unsolicited proposal to acquire Stratasys, I want to reiterate my optimism and deep belief in our journey to 3D Print a Better Tomorrow.

As you know, we recently announced the CollPlant collaboration enabling bio-printing of organs and tissues at scale. This is our North Star vision, and a thrilling use case that impacts and improves lives – medically and aesthetically.

In addition, we officially welcomed Covestro AM onboard and now have the opportunity to deliver on a promise our entire industry has been waiting for: an end-to-end, in-house materials offering to support our hybrid consumables strategy and enable endless applications across industries, delivered to market with great speed and quality. Our operating model is optimized, and we are focused on profitable growth.

Our position as the industry leader in revenues has enabled us to generate significant value. I am personally dedicated to securing the value we have created and extending it to fulfill our vision and mission, along with our management team and under the guidance of our Board.

Today, we issued another press release announcing that our Board of Directors has unanimously rejected Nano Dimension’s most recent revised, unsolicited proposal to acquire our Company for $20.05 per share in cash. As with Nano’s previous unsolicited proposals, the Board concluded that Nano’s revised proposal continues to substantially undervalue Stratasys in light of our standalone prospects. In short, the Board determined that this proposal is not in the best interests of Stratasys and its shareholders.

Nano’s continued interest in Stratasys is a testament to the great success that you have helped to create. I recognize it is distracting to continue seeing press regarding Nano’s attempts to acquire our company. Rest assured that the entire Board and management team are focused on supporting Stratasys and our employees, and we follow our culture of transparency and trust.

We have a winning strategy that has resulted in the formation of the largest polymer materials portfolio in the industry. We are also accelerating our move to manufacturing, investing for expansion into new, high-growth technologies. I believe we have a bright future ahead as a standalone company, and I look forward to continuing to work alongside you to capitalize on our competitive advantage across our key growth drivers of hardware, materials, software, services and use cases.

As a reminder, if you are contacted by outside parties, including members of the media, investors and analysts, please do not comment. Immediately forward media inquiries and investor and analyst inquiries to Yonah Lloyd at Yonah.Lloyd@stratasys.com.

We will continue to keep you posted on important updates. In the meantime, thank you for your continued dedication to Stratasys. It’s due to your hard work that Stratasys has a winning strategy and is well-positioned to create long-term value.

Best,

Yoav Zeif

Stratasys
CEO